msystems
                                                                7 Atir Yeda St.
                                                        Kfar Saba 44425, Israel
                                                           TEL: +972-9-764-5000
                                                           FAX: +972-3-548-0575


                                  May 21, 2006



VIA EDGAR AND FACSIMILE
-----------------------

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


                  Re: Amendment No. 2 to Registration Statement on Form F-3/A of M-Systems Flash Disk Pioneers Ltd.
                       -------------------------------------------------------

Ladies and Gentlemen:

                  Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), M-Systems Flash Disk Pioneers Ltd., a company duly organized under the laws of Israel (the "Company") hereby respectfully request that the effective date of the Company's Amendment No. 2 to Registration Statement on Form F-3/A (File No. 333-129291) (the "Registration Statement") be accelerated so that it becomes effective at 3:00 p.m. (Eastern time) on May 24, 2006 or as soon thereafter as practicable.

                  In connection with the filing of the Registration Statement, the Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

                  The Company hereby confirms to you that it is aware of its obligations under the Act and the Securities Exchange Act of 1934, as amended, with respect to the public offering of securities specified in the Registration Statement.

                  Please call Jeffrey Nadler of Weil, Gotshal & Manges LLP at
(212) 310-8387 to confirm such effectiveness or if you have any questions.



                                       Very truly yours,


                                       M-Systems Flash Disk Pioneers Ltd.

                                       By: /s/ Ronit Maor
                                           ---------------------------------
                                           Name: Ronit Maor
                                           Title: CFO